Exhibit 99.1

Amended May 24, 2019

To:

Nova Scotia Securities Commission Securities NL - Department of Government Services Prince Edward Island Securities Office New Brunswick Securities Commission Autorité des marchés financiers	Ontario Securities Commission Manitoba Securities Commission Saskatchewan Financial Services Commission Alberta Securities Commission British Columbia Securities Commission

Dear Sir/Madam:

Re:	Emera Incorporated – Special Shareholders’ Meeting

Notice and Record Date

Please note the following information with respect to the upcoming special meeting of shareholders of Emera Incorporated.

1.	Name of Reporting Issuer:	Emera Incorporated
2.	Meeting Date:	Thursday, July 11, 2019
3.	Record Date for Notice:	Friday, May 31, 2019
4.	Record Date for Voting:	Friday, May 31, 2019
5.	Beneficial Ownership Determination Date:	Friday, May 31, 2019
6.	Meeting Type:	special
7.	Security Class/Series to Receive Notice:	common shares
8.	Security Class/Series to Vote:	common shares
9.	CUSIP Number:	290876 10 1
10.	Meeting Location:	Halifax, Nova Scotia, Canada
11.	Notice and Access for Beneficial Holders:	Yes
12.	Notice and Access for Registered Holders:	Yes
13.	Issuer Paying for Delivery of Proxy Related
	Materials to OBOs:	Yes [Previous Notice indicated “No”. Revised to “Yes”]
14.	Issuer Sending Proxy Related Materials
	Directly to NOBOs:	Yes

Sincerely,

“Stephen Aftanas”

Stephen Aftanas

Corporate Secretary